

Mail Stop 3561

July 25, 2018

Jiong Shao
Chief Financial Officer
Sorrento Therapeutics, Inc.
4955 Directors Place
San Diego, CA 92121

> **Re: Sorrento Therapeutics, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Response dated June 28, 2018**
> **File No. 001-36150**

Dear Mr. Shao:

  We have reviewed your June 28, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2018 letter.

Form 10-K for the Year Ended December 31, 2016

Item 8. Financial Statements and Supplementary Data
Note 9. Equity Method Investments, page 107

1.   We note your response to comment 2 indicates that you believe the transfer of perpetual licenses to intellectual property to Celularity meets the definition of a revenue generating activity. Please address the following points:

   • Further explain why you believe the nonmonetary exchange represents revenue and constitutes your ongoing major or central operations, providing details of any arrangements that have generated similar revenue streams in the past.

- Tell us how your response is consistent with your disclosure at page 90 that states that through December 31, 2017, you had not yet realized any revenues from your planned principle operations.

- Tell us how you considered paragraph 79 of FASB Concept Statement No. 6, specifically how the exchange transaction represents actual or expected cash inflows (or the equivalent).

2. We note you completed a sale of equity interests in IgDraSol during the year ended December 31, 2015 and recorded $69.2 million related to this transaction as a gain on sale as opposed to revenue. Please tell us why the classification of this gain differed from the classification of revenue in the exchange of nonmonetary assets with Celularity. In this regard, we note that in substance, both gains appear to be related to the transfer of intellectual property in exchange for consideration.

3. In response to comment 3, we note the following in regards to your initial accounting for the Celularity Note as an equity method investment:

- At the note effective date Celularity had a single class of equity, comprised of an immaterial amount of common stock held by the founder with a minimal fair value.

- You have the ability to exercise significant influence over the operating and financial policies of Celularity through participation on the board of directors.

- You issued the note to provide seed funding to Celularity until another round of financing occurred and that the note exposed you to the risks and rewards of Celularity in a manner similar to an equity investment.

In light of the points above and consideration of ASC 810-10-15-17(d)(3), please tell us how you considered ASC 810 in determining whether Celularity was a variable interest entity. Please provide details of your VIE analysis and your assessment of the primary beneficiary both prior to and after the exchange transaction. Please also address your participation on the Board of Directors, your continuing involvement with the transferred assets after the exchange and any other factors related to your ability to direct the activities of Celularity or your obligation to absorb expected losses or receive expected residual returns in your analysis.

4. ASC 845-10-25-1 states that a reciprocal transfer of a nonmonetary asset shall be an exchange only if the transferor has no substantial continuing involvement in the transferred asset such that the usual risks and rewards of ownership of the asset are transferred. Please tell us how you considered this guidance in light or your continuing involvement with the transferred licensed products. In this regard, we note that you are entitled to a portion of any upfront and milestone payments that Celularity receives in connection with any sublicense of the CAR constructs and that you entered into a Joint Development Agreement

Jiong Shao
Sorrento Therapeutics, Inc.
July 25, 2018
Page 3

with Celularity to further develop the CAR constructs. Please tell us why you believe these activities with Celularity do not represent substantial continuing involvement with the nonmonetary assets that were transferred.

You may contact Myra Moosariparambil at (202) 551-3796 or me at (202) 551-3650 with any questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and
Mining